EXHIBIT 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

COMPUTATION OF PER SHARE EARNINGS

Earnings Per Share of Common Stock and Common Stock Equivalents

($ and shares in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003

Net income applicable to common stock	$9,037	$6,157	$17,950	$10,867

Average number of common shares outstanding	12,587	8,516	12,570	8,505

Net income per share - Basic	$0.72	$0.72	$1.43	$1.28

Average number of common shares outstanding	12,587	8,516	12,570	8,505
Add: Assumed exercise of stock options and vesting of stock grants	60	134	101	128

Common and common equivalent shares outstanding	12,647	8,650	12,671	8,633

Net income per share - Diluted	$0.71	$0.71	$1.42	$1.26